January 3, 2012

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-185856

(Relating to Preliminary Prospectus Supplement dated January 3, 2013 and the Prospectus dated January 3, 2013)

2,150,000 Shares of Common Stock

We have filed a registration statement and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department, by calling toll-free (866) 718 1649 or by email at prospectus@morganstanley.com, or from the offices of J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204.

The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	Synageva BioPharma Corp.

Common stock offered by us	2,150,000 shares. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to 322,500 additional shares of common stock. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

Common stock to be outstanding after this offering

26,616,818 shares, which is based on 24,466,818 shares outstanding as of December 28, 2012 and excludes:

•        2,588,709 shares of our common stock subject to options outstanding as of December 28, 2012 having a weighted average exercise price of $25.21 per share;

•        412,377 shares of our common stock that have been reserved for issuance in connection with future grants under our stock option plans as of December 28, 2012.

Public offering price	$47.53 per share.

Insider Participation	Entities affiliated with two of our directors, Felix Baker and Thomas Tisch, have agreed to purchase an aggregate of 859,720 and 21,039 shares, respectively, of the common stock offered in this offering at the price offered to the public.

Net proceeds	We estimate that the net proceeds from the sale of the 2,150,000 shares of common stock in this offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $96.2 million (or approximately $110.7 million if the underwriters exercise their option to purchase an additional 322,500 shares from us in full).

Dilution

After giving effect to this offering, and after deducting underwriting discounts and commissions and estimated offering costs payable by us, our net tangible book value was approximately $324,290,000 or approximately $12.27 per share of common stock, as of September 30, 2012. This represents an immediate increase in net tangible book value of approximately $2.88 per share to existing stockholders and an immediate dilution of approximately $35.26 per share to investors participating in this offering.

If the underwriters exercise their option to purchase an additional 322,500 shares in full, the pro forma as adjusted net tangible book value after giving effect to this offering would be $12.66 per share of our common stock, which amount represents an immediate increase of pro forma net tangible book value of $3.27 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $34.87 per share of our common stock to new investors purchasing shares of common stock in this offering.

Joint Book-Runners	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Co-Managers	Cowen and Company, LLC Canaccord Genuity Inc. Leerink Swann LLC